Plains GP Holdings, L.P.

333 Clay Street, Suite 1600

Houston, TX  77002

September 21, 2016

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Plains GP Holdings, L.P.

Revised Preliminary Proxy Statement on Schedule 14A
Filed September 9, 2016
File No. 1-36132

Ladies and Gentlemen:

Set forth below are the responses of Plains GP Holdings, L.P. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 20, 2016, with respect to Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, File No. 1-36132, filed with the Commission on September 9, 2016 (the “Proxy Statement”).  The Company has filed a revised Preliminary Proxy Statement concurrently herewith on EDGAR (the “Revised Proxy Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Proxy Statement unless otherwise specified.

Opinion of the Financial Advisor to the PAGP GP Board, page 60

1.                                      Please disclose all of the analyses that Jeffries presented to the PAGP board in connection with the rendering of its opinion, and include summaries of all the material analyses. In that regard, we note that there appears to be no discussion in the proxy statement of the historical exchange ratio analysis or the accretion / dilution analysis.

RESPONSE:                            The Company has revised the Proxy Statement to disclose all of the analyses that Jefferies presented to the PAGP GP board, as well as to identify which of such analyses Jefferies used for purposes of its fairness opinion. Please note that we have also added a cross reference to such disclosure noting that such analyses (the public companies analysis and discounted cash flow analysis) are summarized later in the Proxy Statement.  Please see page 63 of the Revised Proxy Statement.

2.                                      At page 63, you state that the advisor “may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described below should not be taken to be Jefferies’ view of the actual value.” If the advisor weighted any summarized analysis less than any other analysis, expand the disclosure to briefly identify such analysis or analyses and explain why the advisor weighted it (or them) differently.

RESPONSE:                            The Company has revised the Proxy Statement to clarify that Jefferies did not weight differently the analyses that provide the primary bases for Jefferies’ fairness opinion.  Please see page 63 of the Revised Proxy Statement.

Securities and Exchange Commission

September 21, 2016

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Alan Beck of Vinson & Elkins L.L.P. at (713) 758-3638.

Very truly yours,

PLAINS GP HOLDINGS, L.P.

By: PAA GP HOLDINGS LLC, its general partner

By:	/s/ Richard McGee
Name:	Richard McGee
Title:	Executive Vice President and General Counsel

cc:           Alan Beck, Vinson & Elkins L.L.P.